manatt manatt | phelps | phillips	Katherine J. Blair Manatt, Phelps & Phillips, LLP Direct Dial: (310) 312-4252 E-mail: KBlair@manatt.com

April 11, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spark Networks, Inc. - Preliminary Proxy Statement Filing

Ladies and Gentlemen:

On behalf of Spark Networks, Inc. (the “Company”), we are filing electronically via the Commission’s EDGAR system the Company’s preliminary proxy statement on Schedule 14A in connection with the Company’s solicitation of proxies for the Company’s 2014 annual meeting of stockholders currently scheduled to be held on June 18, 2014 (the “Preliminary Proxy Statement”). The proxy statement is being filed in preliminary form on account of the Company’s solicitation in opposition of proposals, which Osmium Partners, LLC has notified the Company that it may submit to be considered at the Company’s 2014 annual meeting of stockholders.

Please contact the undersigned with any questions.

Sincerely,

/s/ Katherine J. Blair

Katherine J. Blair

cc:	Joshua Kreinberg, Spark Networks, Inc.

11355 West Olympic Boulevard, Los Angeles, California 90064-1614      Telephone: 310.312.4000      Fax: 310.312.4224

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